APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Little Mutants Fermentary Company, LLC
Income Statement - unaudited
For the periods ended 12-31-22

	Current Period	Prior Period
	31-Dec-22	**31-Dec-21**
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	**-**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	-	-

OPERATING PROFIT (LOSS) - -

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income) - -
Interest Expense - -
Income Tax Expense - -
TOTAL INTEREST (INCOME), EXPENSE & TAXES - -

NET INCOME (LOSS) $ - $ -

Little Mutants Fermentary Company, LLC
Balance Sheet - unaudited
For the period ended 12/31/21

	Current Period
	31-Dec-21
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

Little Mutants Fermentary Company, LLC
Income Statement - unaudited
For the periods ended 12-31-22

	Current Period	Prior Period
	31-Dec-22	**31-Dec-21**
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	**-**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	-	-

OPERATING PROFIT (LOSS) - -

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income) - -

Interest Expense - -

Income Tax Expense - -

TOTAL INTEREST (INCOME), EXPENSE & TAXES - -

NET INCOME (LOSS) $ - $ -

Little Mutants

Balance Sheet

Date: **2022**

Assets	2022
Current Assets	
Cash	100,000
Accounts receivable	6,000
Inventory	
Prepaid expenses	
Short-term investments	
Total current assets	106,000
Fixed (Long-Term) Assets	
Long-term investments	
Property, plant, and equipment	
(Less accumulated depreciation)	
Intangible assets	
Total fixed assets	0
Other Assets	
Deferred income tax	
Other	
Total Other Assets	0
Total Assets	**106,000**

Liabilities and Owner's Equity	
Current Liabilities	
Accounts payable	64,000
Short-term loans	
Income taxes payable	
Accrued salaries and wages	42,000
Unearned revenue	
Current portion of long-term debt	
Total current liabilities	106,000
Long-Term Liabilities	
Long-term debt	
Deferred income tax	
Other	
Total long-term liabilities	0
Owner's Equity	
Owner's investment	
Retained earnings	
Other	
Total owner's equity	0
Total Liabilities and Owner's Equity	**106,000**

I, Cullen Patrick Farrell, certify that:

1. The financial statements of Little Mutants Fermentary Company included in this Form are true and complete in all material respects; and
2. The tax return information of Little Mutants Fermentary Company included in this Form reflects accurately the information reported on the tax return for Little Mutants Fermentary Company for the fiscal year ended 2021 (most recently available as of the Date of this Form C).

Signature   *Cullen Patrick Farrell*

Name: Cullen Patrick Farrell

Title: CEO